SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2006

CIMATRON LIMITED

(Translation of Registrant’s name into English)

11 Gush Etzion Street, Givat Shmuel, Israel

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐ No ☒

FOR IMMEDIATE RELEASE

Cimatron Strengthens Korean Presence with Acquisition of
Korea Cimatron Technologies

Now holds 100% of former partially-owned distributor to complete consolidation of position in the important South Korean market

Givat Shmuel, Israel, – September 26, 2006 – Cimatron Limited (NASDAQ: CIMT), a leading provider of integrated, quoting-to-delivery CAD/CAM solutions for toolmaking and manufacturing, today announced that it had completed the acquisition of Korea Cimatron Technologies (KCT), its former Korean distributor.

In a move designed to strengthen and consolidate the company’s position in the Korean market, Cimatron acquired 70% of KCT – adding to the 30% already held by the company.

The newly-acquired subsidiary will retain the KCT name, and will be headed by Mr. SK Lee, who has also been appointed Cimatron Country Manger for South Korea.

“Korea is a strategic market for us” noted Danny Haran, CEO of Cimatron. “We expect this acquisition to positively impact sales and brand recognition, already strong in Korea – and we intend to invest the efforts necessary to ensure our success and growth in the country and region,” he concluded.

In the coming months, Cimatron intends to expand its sales and support teams in KCT, and increase its activities within the mold design and 5-axis milling markets, in which the company’s reputation and sales are already strong.

About Cimatron

Cimatron is a leading provider of integrated, CAD/CAM solutions for toolmaking and manufacturing. Cimatron is committed to providing mold, tool and die makers with comprehensive, cost-effective solutions that streamline manufacturing cycles, enable collaboration with outside vendors, and ultimately shorten product delivery time. With more than 20,000 installations worldwide, Cimatron’s customers employ its cutting-edge CAD/CAM solutions for manufacturing in the automotive, consumer plastics, electronics, and other industries.

Founded in 1982, Cimatron is publicly traded on the NASDAQ exchange under the symbol CIMT. Cimatron’s subsidiaries and extensive distributor network are located in over 35 countries to serve customers worldwide with complete pre- and post-sales support. For more information, please visit www.cimatron.com.

This press release includes forward looking statements, within the meaning of the Private Securities Litigation Reform Act Of 1995, which are subject to risk and uncertainties that could cause actual results to differ materially from those anticipated. Such statements may relate to the company’s plans, objectives and expected financial and operating results. The words “may,” “could,” “would,” “will,” “believe,” “anticipate,” “estimate,” “expect,” “intend,” “plan,” and similar expressions or variations thereof are intended to identify forward-looking statements. Investors are cautioned that any such forward-looking statements are not guarantees of the future performance and involve risks and uncertainties, many of which are beyond the company’s ability to control. The risks and uncertainties that may affect forward looking statements include, but are not limited to: currency fluctuations, global economic and political conditions, marketing demand for Cimatron products and services, long sales cycle, new product development, assimilating future acquisitions, maintaining relationships with customers and partners, and increased competition. For more details about the risks and uncertainties of the business, refer to the Company’s filings with the Securities and Exchanges Commission. The company cannot assess the impact of or the extent to which any single factor or risk, or combination of them, may cause. Cimatron undertakes no obligation to publicly update or revise any forward looking statements, whether as a result of new information, future events or otherwise.

For More Information Contact:

SK Lee

Phone: +82 (2)-6343-1771

Email: sklee@kct4u.com

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CIMATRON LIMITED By: /s/ Ilan Erez —————————————— Ilan Erez Chief Financial Officer

Dated: September 26, 2006